Sierchio Greco & Greco LLP 720 Fifth Avenue, Suite 1301 New York, New York 10019

Telephone: (212) 246-3030 Facsimile: (212) 246-2225	Please Reply to Alfred V. Greco E-mail: agreco@sggllp.com

August 25, 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C 20549

Re: Bovie Medical Corporation Amendment No. 5
to Registration Statement on Form S-3 Filed August 25, 2005
and Documents Incorporate by Reference File No. 333-120741

Gentlemen:

Attached hereto is Amendment No. 5 to Form S-3 in response to the staff’s comments by letter dated July 22, 2005. We have numbered our responses to correspond to the numbered comments of the staff. All references to Form 10KSB/A shall refer to Form 10KSN filed on March 31, 2005 for the period ended December 31, 2004, as amended; and 10QSB/A shall refer to Form 10QSB filed on May 13, 2005 for the quarterly period ended March 31, 2005 as Amended.

1.
Less than 1/10 of 1% of our sales are made in the mideast, through distributors that only distribute to those countries that are not on the restricted list published by the U.S Department of commerce. Our distributors do not provide us with the address of the customers, the ultimate purchasers. We have a distributor in Israel who sells in Israel. We also have a master distributor in the State of Virginia and sub-distributors in the mideast who distribute to Arab countries in the mideast which are not on the U.S Dept. of Commerce’s restricted list. Even as to those countries which are on the restricted list, since Bovie manufactures medical devices, we are advised that exceptions have been allowed by the U.S Dept. of Commerce for humanitarian reasons. For the information of the staff, Bovie does not sell to Libya, Cuba, Sudan, Iran, Iraq or Burma. We are further advised by the Dept. of Commerce’s official with whom we communicate concerning exports to the middle east, that if our product is intentionally or unintentionally mishandled by a distributor who sells the product in a restricted country, that there will be no adverse consequence to Bovie unless Bovie intended such prohibited ultimate sale. Management assures that such has never been nor will ever be the case. Finally, as to those investors that may be conscious of investing only in companies doing business with certain mideast countries, such is more an emotional issue than a financial risk, under the circumstances. Accordingly, based upon the aforesaid, because: (a) less than 1/10 of 1% of our sales are in the mideast; and (b) sales are only made to those countries that are not restricted by the U.S Dept. of Commerce and, (c) we should not suffer adverse consequences though we are unable to control or determine the address of the ultimate customer, we feel that deletion of reference to sales in the mideast countries is reasonable and should not present, to investors quantitatively or qualitatively, any meaningful investment risk under the circumstances.

2.	We have complied.

3.
The opinion filed with amendment No. 3 was filed due to an administrative oversight relating to a proposed change in “form” for all future opinion filing by our firm and certainly not intended to be implemented without further internal consultation among partners. That opinion which was inadvertently prepared and absently signed in error should never have been prepared, signed or filed with Amendment No. 3. To clarify the record we are re-filing the original opinion again with Amendment No. 5 so that it clearly reflects the final opinion herewith.

4.	We have complied.

5.
Arthrex, a major customer increased its orders during FY2004 which resulted in the increased sales, Discussions with management have produced no known reason for the substantial increase in orders in 2004 (or subsequent decrease in orders during the first six months of fiscal 2005). Management can only speculate but does not know the reason for the variations in orders which may only be provided by Arthrex as far as we know. Arthrex places orders at its convenience and otherwise conducts its business with Bovie in accordance with and pursuant to the Agreement filed as Ex. 99.1. Arthrex is not obliged to give reasons for the increase (or decrease) in orders. Accordingly, we are unable to add further meaningful disclosure than what is already disclosed in this regard.

6.	We have complied. See 10KSB/A filed with the SEC on 8/25/05.

7.	We have complied. See Exhibits 10.8 - 10.10 to Form 10KSB/A filed with the SEC on August 25, 2005

8.	We have complied. See Form 10KSB/A filed on 8/25/05 at “Executive Compensation”.

9.	We have complied - See response to comment 8 above at (e).

10.	We have complied. We have filed the Agreement. See Form 10KSB/A filed with the SEC on 8/25/05, “Exhibits” 10.11

Very Truly Yours,
SIERCHIO GRECO & GRECO, LLP
By:/s/Alfred V. Greco
Alfred V. Greco, Esq.